Exhibit 99.2

1/11/2021	Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

RATING ACTION COMMENTARY

Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

Fri 08 Jan, 2021-4:20 PM ET

Fitch Ratings-New York-08 Jan 2021: Fitch Ratings has downgraded YPF S.A.’s (YPF) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) to ‘C’ from ‘CCC’. In addition, Fitch has downgraded YPF’s outstanding senior unsecured notes to ‘C’/‘RR4’ from ‘CCC’/‘RR4’, and stand-alone credit profile to ‘c’ from ‘bb’.

The downgrades reflect Fitch’s view that the announced exchange offer and consent solicitation of YPF’s seven outstanding international bonds totaling $6.2 billion represent a Distressed Debt Exchange, per Fitch’s criteria. Fitch views the offer as a material reduction of the original terms due to the proposed exit consent level, decrease in coupons for the outstanding 2024 and 2029 notes post-exchange, and a grace period for interest payment of two years.

Fitch sees the exchange offer as being expedited by the Central Bank of Argentina’s refusal to allow YPF to access the local FX market to settle the outstanding $413 million of its previous $1.0 billion outstanding March 23, 2021 bond, which was not exchanged in July of 2020.

As a result, YPF has announced a multi-tranche exchange offering. Fitch understands that all bondholders of YPF’s outstanding 2021,2024,2025,2027,2029 and 2047 international bonds have been offered different two-part offer in the early participation offer, which expires on Jan. 21, 2021. In all cases, the bondholders have been offered a portion of the new 8.5% senior secured export backed notes due 2026.

https://www.fitchratings.com/research/corporate-finance/fitch-downgrades-ypf-sa-to-c-on-proposed-exchange-offer-08-01-2021	1/11

1/11/2021	Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

In addition, bondholders of the 8.5% notes due March 2021 have been offered a $157 cash payment option. Bondholders of the 8.75% notes due 2024 have been offered the new 8.5% notes due 2029. The March 2025 bondholders have been offered the new 8.5% notes due 2029 bonds. Bondholders of the 8.5% notes due July 2025 have been offered both the new 8.5% notes due 2029 and 7.0% notes due 2033. Finally, bondholders of the 6.95% notes due 2027,8.5% notes due 2029, and 7.0% notes due 2047 bond holders have been offered the new 7.0% notes due 2033

In the late exchange consideration, which expires on Feb. 4, 2021, bondholders of the 8.5% notes due 2021 will be offered the 8.5% export backed notes due 2026, without a cash payment. Bondholders of the 2024 and March 2025 notes have been offered only the 8.5% notes due 2029. Bondholders of the 2025 notes have been offered both the new 8.5% notes due 2029 and the new 7.0% notes due 2033. Finally, the bondholders of the 6.95% notes due 2027, 8.5% notes due 2029 and 7.0% notes due 2047 are offered the new 7.0% notes due 2033.

Fitch understands that all three post-exchange bonds will have a two-year grace period on interest; after which, interest will be paid quarterly and the notes will begin amortizing in four equal instalments four years from their respective maturities. The consent solicitation also proposes stripping non-participating noteholders of their existing covenants (i.e. restrictive covenants and certain events of default) of all the notes indentures. The proposed amendments require the affirmative vote of a majority holders of at least 60% of the outstanding aggregate principal amount.

In the absence of an affirmative majority vote, a second notice will define the eligible bondholders that represent a majority of at least 30% as quorum. Fitch views this proposed exchange offer as coercive, and is a material reduction in the terms that dilutes the bonds holders’ original rights.

KEY RATING DRIVERS

Exchange Offer Qualifies as DDE: The exchange offer, if agreed upon, will consist of a DDE under Fitch’s criteria, as existing bondholders face a material reduction in terms and conditions. Fitch views this exchange as being exacerbated by the Argentine central bank’s denial of YPF’s request to access the local FX market to repay the outstanding principal of its 2021 international notes.

The announced exchange offering is further incentivized by YPF’s investment needs required by the new plan gas 4. Fitch’s forecasted FFO levels for YPF are not sufficient to service debt and simultaneously invest the appropriate capex levels required by plan gas 4. Accordingly, the company is looking to allocate the average annual interest expense payments of around $900 million to capex by requesting the two year interest payment grace period as part of the exchange.

https://www.fitchratings.com/research/corporate-finance/fitch-downgrades-ypf-sa-to-c-on-proposed-exchange-offer-08-01-2021	2/11

1/11/2021	Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

Links to Sovereign: YPF has a close linkage to the Republic of Argentina from the company’s ownership structure as well as recent government interventions. Argentina controls the company through its 51% stake, the presence of provincial government officials on the board of directors and various regulations. In addition, the republic sometimes governs the company’s strategy and business decisions.

The Argentine government has a history of significant interference in the oil and gas sector. For example, via Decree No. 1277, the government set regulations related to investment levels in the oil and gas sector and domestic price reference points. In 2019, it issued Decree 566/19, which negatively affected YPF’s cash flows. Although YPF is a leading energy company in Argentina, government policies continue to present challenges, inhibiting its business strategy.

Volatile Operating Environment: The volatile economic environment in Argentina has inhibited YPF from implementing its business strategy, i.e. unconventional development in Vaca Muerta. Pandemic quarantine orders have further stressed the company, as demand for fuels has decreased. Gasoline volumes dropped by 70% and diesel by 34%, jet fuel 95%, with a total demand decrease of 50% in April 2020, compared with the previous year. Volumes appear to have recovered but remain below historical averages.

Fitch estimates Argentina’s real GDP will contract by 11.2% in 2020, after negative average growth rate over the last three years. Inflation is expected to average 47% between 2020 and 2022, and government debt/GDP ratio is estimated to be 102% in 2020 and 105% in 2021, with a majority of government debt being external 75%-80% over the same time frame.

YPF has an ESG Relevance Score of ‘4’ for Governance Structure due to Argentina federal government’s majority ownership in YPF, which has a negative impact on the credit profile, and is relevant to the rating in conjunction with other factors.

https://www.fitchratings.com/research/corporate-finance/fitch-downgrades-ypf-sa-to-c-on-proposed-exchange-offer-08-01-2021	3/11

1/11/2021	Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

DERIVATION SUMMARY

YPF’s linkage to the sovereign is similar in nature to its Latin American national oil companies (NOCs) peers, namely PEMEX (BB-/Stable), Petrobras (BB-/Negative) and Ecopetrol (BBB-/Negative), and government-owned entities ENAP (A-/Stable), and Petroperu (BBB+/Negative). These companies all have strong linkage to their respective sovereigns given their strategic importance to each country and the potentially significant negative social and financial implication a default could have at a national level.

YPF’s upstream business closest peers are Pemex, Petrobras and Ecopetrol. YPF’s total production averaged 514,000boed, and the reserve life was 5.7 years, most comparable with Ecopetrol with a 2019 production of 725,000boed and a reserve life of 7.8 years, but less than Petrobras’ production of 2.6 million boed and a reserve life of 10 years and Pemex’s production at 2.8 million boed and a reserve life of 9.5 years.

Unlike its peers ENAP, Petrobras, Pemex and Petroperu, YPF is not the sole provider of refined fuels in Argentina. In 2019, the company had nearly a 60% market share. YPF is an integrated energy company, similar to Petrobras and Pemex, offering the company more financial flexibility, while ENAP is predominately a refining company that sells to marketers.

Historically, YPF has operated autonomously with periodic controls of fuel prices and crude, which are currently in effect. Similar to Pemex and Petrobras, YPF has administered an import-parity pricing policy, but is evidence of government intervention with Decree 466/19 and other price controls in 2018 to tame inflation, which is projected to be 50% in 2020. Until recently, YPF has had success in tightening the spread between import parity and local prices.

When compared with downstream-focused entities ENAP and Petroperu, YPF has a lower total debt/EBITDA ratio of 2.4x in 2019 compared with ENAP at 6.7x and Petroperu at 18.0x. Petroperu’s elevated leverage is explained by its investment plan to increase capacity by 2021, while ENAP has maintained a higher leverage profile for an extended period of time, but the company is highly strategic for the Chilean governments, and thus it rating is aligned as a result.

KEY ASSUMPTIONS

-Average gross production of 515,000boe from 2020-2023;

-YPF will be able to increase domestic prices in pesos somewhat but not enough to fully reflect the impact from the recent peso depreciation and international hydrocarbon price increase;

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1/11/2021	Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

-Criollo barrel of USD45/bbl in place for 2020 and applied Fitch’s price deck thereafter;

-Natural gas prices decrease to USD2.70/MMBTU in 2020, USD3.00/MMBTU in 2021, USD3.25/MMBTU in 2022 and USD3.57/MMBTU in 2023;

-Capex cut to be FCF positive over the rated horizon due to refinancing risk;

-Downstream sales volume follow Real GDP forecasts;

-USD111 million of net proceeds associated with the sale of 11% stake in Bandurria Sur to Equinor and Shell; and a 50% stake in offshore area CAN_100 to Equinor in 2Q20;

-Fitch ARS/USD forecasts for year average and end of period during 2020-2022;

-Refinancing of all maturing debt during the rated horizon at a rate of 10%.

RATING SENSITIVITIES

Factors that could, individually or collectively, lead to positive rating action/upgrade:

-The IDR would be simultaneously upgraded to a rating level reflecting the post-DDE credit profile, which will be capped at ‘CCC’ in line with the Country Ceiling of Argentina.

Factors that could, individually or collectively, lead to negative rating action/downgrade:

-Completion of the proposed exchange offer would lead to a downgrade of the Long-term IDRs to ‘RD’

BEST/WORST CASE RATING SCENARIO

International scale credit ratings of Non-Financial Corporate issuers have a best-case rating upgrade scenario (defined as the 99th percentile of rating transitions, measured in a positive direction) of three notches over a three-year rating horizon; and a worst-case rating downgrade scenario (defined as the 99th percentile of rating transitions, measured in a negative direction) of four notches over three years. The complete span of best- and worst-case scenario credit ratings for all rating categories ranges from ‘AAA’ to ‘D’. Best- and worst-case scenario credit ratings are based on historical performance. For more information about the methodology used to determine sector specific best- and worst-case scenario credit ratings, visit https://www.fitchratings.com/site/re/10111579.

https://www.fitchratings.com/research/corporate-finance/fitch-downgrades-ypf-sa-to-c-on-proposed-exchange-offer-08-01-2021	5/11

1/11/2021	Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

LIQUIDITY AND DEBT STRUCTURE

Adequate Liquidity: YPF reported USD1.3 billion in cash and cash equivalents in 3Q20. Per Fitch’s estimates, this covers roughly one year of interest expense. The company’s debt maturity profile did improve after the completion of its exchange offer for its USD1.0 billion international note due 2021, where the company received nearly a 60% acceptance of the offer.

However, the central bank of Argentina (BCRA) denial to permit YPF to access the official FX market to settle its outstanding principal of $413 million has exacerbated the company to launch its liability management exercise for all its outstanding international bonds. If the exchange is successful in extending maturities and delay interest payments, Fitch estimates the cash flow profile will improve, but liquidity will remain neutral as YPF will allocate cash to capex to invest in unconventional development.

REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING

The principal sources of information used in the analysis are described in the Applicable Criteria.

ESG CONSIDERATIONS

YPF has an ESG Relevance Score of ‘4’ for Governance Structure due to Argentina federal government’s majority ownership in YPF, which has a negative impact on the credit profile, and is relevant to the rating in conjunction with other factors.

Unless otherwise disclosed in this section, the highest level of ESG credit relevance is a score of ‘3’. This means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity. For more information on Fitch’s ESG Relevance Scores, visit www.fitchratings.com/esg

https://www.fitchratings.com/research/corporate-finance/fitch-downgrades-ypf-sa-to-c-on-proposed-exchange-offer-08-01-2021	6/11

1/11/2021	Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

RATING ACTIONS

ENTITY/DEBT	RATING			RECOVERY	PRIOR
YPF S.A.	LT IDR	C	Downgrade		ccc
	LC LT IDR	C	Downgrade		ccc
• senior unsecured	LT	C	Downgrade	RR4	ccc

VIEW ADDITIONAL RATING DETAILS

FITCH RATINGS ANALYSTS

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Primary Rating Analyst

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Jose Ramon Rio

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Secondary Rating Analyst

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Jay Djemal

Senior Director

Committee Chairperson

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Additional information is available on www.fitchratings.com

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1/11/2021	Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

APPLICABLE CRITERIA

Distressed Debt Exchange Rating Criteria (pub. 06 Aug 2019)

Government-Related Entities Rating Criteria (pub. 30 Sep 2020)

Corporate Rating Criteria (pub. 21 Dec 2020) (including rating assumption sensitivity)

Country-Specific Treatment of Recovery Ratings Criteria (pub. 05 Jan 2021)

APPLICABLE MODELS

Numbers in parentheses accompanying applicable model(s) contain hyperlinks to criteria providing description of model(s).

Corporate Monitoring & Forecasting Model (COMFORT Model), v7.9.0 (1)

ADDITIONAL DISCLOSURES

Dodd-Frank Rating Information Disclosure Form

Solicitation Status

Endorsement Policy

ENDORSEMENT STATUS

YPF S.A.                EU Endorsed, UK Endorsed

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1/11/2021	Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

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1/11/2021	Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

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1/11/2021	Fitch Downgrades YPF S.A. to ‘C’ on Proposed Exchange Offer

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Energy and Natural Resources         Corporate Finance: Middle Markets         Corporate Finance

Corporate Finance: Leveraged Finance        Latin America        Argentina

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